SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2012

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Shinhan Financial Group Announces ADR Ratio Change

Shinhan Financial Group resolved on a ratio change of its American Depositary Receipts (ADRs). As a result, one ADR, which currently represents two shares of the common stock of Shinhan Financial Group, will represent one share of the common stock. New ratio will be effective October 15, 2012.

<Summary of the Ratio Change>

Current Ratio	1 ADR = 2 ordinary shares

New Ratio	1 ADR = 1 ordinary share

<Target Schedule for Ratio Change>

-	Record Date: October 10, 2012

-	Effective Date: October 15,2012

<Reference>

(1) ADR Trading Market	NYSE Euronext

(2) Depositary and Transfer Agent for ADRs	Citibank N.A.

(3) Ticker Symbol	SHG (no change)

(4) CUSIP Number	824596100 (no change)

Note: The purpose of this filing is to make a general public announcement of the ratio change of Shinhan Financial Group ADRs. It has not been prepared for the purpose of soliciting investment in the ADRs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By /s/ Jung Kee Min
Name: Jung Kee Min
Title: Chief Financial Officer

Date: September 10, 2012